May 24, 2013

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated May 9, 2013

Oi S.A.

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 001-15256

Dear Mr. Spirgel:

By letter dated May 9, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided a comment on the annual report on Form 20-F filed on April 30, 2013 (the “2012 Form 20-F”) by Oi S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comment. For your convenience, we have reproduced below in bold the Staff’s comment and have provided responses immediately below the comment. All page numbers refer to the 2012 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2012

Note 1 – General Information

Corporate Reorganization of the Oi Group undertaken in February 2012, page F-17

1.	We note your disclosure on page F-19 that describes how you accounted for your corporate reorganization. You state that “The carry-over basis of the assets and liabilities were determined at the lowest level entity in the group (i.e., the effects of the purchase accounting relating to Coari’s acquisition of Brasil Telecom (now Oi S.A.) will not be reflected in the assets and liabilities of Oi S.A. in its consolidated financial statements as a result of the TNL merger).” Please amend your Form 20-F to include audited financial statements that reflect the carry-over basis of the highest level entity in the group prior to the corporate reorganization, consistent with the company’s decision set forth in your letter dated January 25, 2012 to the Commission’s Office of the Chief Accountant.

As discussed on our call with members of the Staff on May 21, 2013, currently the Company does not believe that it could amend the 2012 Form 20-F to include audited financial statements that reflect the accounting treatment for its corporate reorganization that the Company had agreed to adopt in its letter dated January 25, 2012 to the Office of the Chief Accountant of the U.S. Securities and Exchange Commission (the “Commission”).

The Company acknowledges that following its extensive pre-clearance consultation with the Staff of the Commission regarding the appropriate accounting for the corporate reorganization, due to the lack of guidance in the International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS”), the Company had consented in the January 25, 2012 letter to adopt an accounting treatment for the corporate reorganization that reflected the carry-over basis of the highest level entity in the group that publicly filed financial statements with the Commission prior to the corporate reorganization.

Following the completion of the corporate reorganization, the Company was questioned by many of its minority shareholders and financial analysts, who inquired the accounting treatment reflected in the Company’s interim accounting information for the three-month period ended March 31, 2012, the first quarterly financial statements of the Company, filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”). In response to this criticism, the Company consulted Mr. Nelson Carvalho and Mr. Bruno Salotti, two recognized Brazilian experts in the application of IFRS, to further discuss the appropriate accounting treatment for its corporate reorganization under IFRS. These individuals were consulted considering their recognized expertise in the field of accounting.

These experts advised the Company that the reversal of the step-up in basis recorded by the Company is a possible accounting treatment for the corporate reorganization under IFRS and is in fact widely applied under the current accounting practices in Brazil.

Based on the advice of these experts, the Company’s management considered it necessary, in light of their fiduciary duties under applicable Brazilian law, to engage in a formal consultation process with the CVM regarding the accounting treatment applicable to its corporate reorganization under IFRS given the CVM’s statutory power and authority under Brazilian Law No. 11,638/07 to determine the proper application of IFRS standards to public companies in Brazil. In this regard, according to article 13 of Brazilian Law No. 6,385/76, the CVM has the power and authority to clarify specific situation presented by securities market participants or by any investor through consultation processes, and to issue guidelines as to the correct procedure to be adopted.

The Company advises the Staff that the CVM staff is organized into different offices, each with its own separate competencies. All formal consultation processes are analyzed by the Corporate Relations Office (Superintendência de Relações com Empresas – SEP), which may consult specialized offices before deciding on a matter. The decision of the SEP regarding a consultation may be reviewed and revised by the Board of Commissioners of the CVM, which has the authority to make final decisions regarding formal consultations.

On August 8, 2012, the Company requested a consultation with the CVM, seeking to confirm whether the accounting treatment agreed to by the Company in its January 25, 2012 letter to the Staff was the most appropriate treatment for the corporate reorganization under IFRS or whether the accounting treatment originally proposed by the Company in its consultations with the Staff and subsequently confirmed to the Company by the experts referred to above was the more appropriate treatment.

In its consultation with the CVM staff, the Company explained that it had consented to the adoption of an accounting treatment for the corporate reorganization that reflected the carry-over basis of the highest level entity in the group. For this purpose, the Company presented to the CVM its January 25, 2012 letter to the Staff (together with a Portuguese-language translation) as an exhibit to its request for a consultation. The Company also presented an opinion issued by Mr. Carvalho and Mr. Salotti and a letter from KPMG Auditores Independentes regarding the Company’s proposed accounting treatment.

During the analysis of this matter by the CVM’s staff, members of the CVM staff (Mr. Fernando Soares Vieira, Mr. José Carlos Bezerra da Silva, Mr. Jorge Luis da Rocha Andrade and Mr. Paulo Roberto Gonçalves Ferreira) requested discussions with the Company to clarify the impacts of the reversal of the step-up in basis recorded by the Company.

After analyzing this matter, the SEP issued an analysis report dated as of October 18, 2012, expressing its understanding that the reversal of the step-up in basis and the recognition of such amount in the consolidated financial statements of TmarPart, as proposed by the Company, did not represent adequately the essence of the corporate transactions involving the Oi companies.

However, the SEP acknowledged the complexity of the matter and decided to consult the CVM’s Accounting and Auditing Ruling Office (Superintendência de Normas Contábeis – SNC), which is specialized in accounting matters and oversees the audit profession in Brazil.

On December 3, 2012, the SNC issued an opinion to the SEP in which the SNC stated that, contrary to the understanding of the SEP, the SNC believed that the most appropriate accounting treatment for the corporate reorganization was the reversal of the step-up in basis and the recognition of such amount in the consolidated financial statements of TmarPart.

Despite this opinion, the SEP maintained the understanding reflected in its October 18, 2012 analysis. On December 19, 2012, the SEP sent a formal letter to the Company informing the Company of this decision.

The Company advises the Staff that although the SEP has a mandate to supervise the consultation processes, there is no hierarchical relationship between the SEP and the SNC and that the SNC is the primary office with responsibility for the analysis of accounting matters within the CVM.

Given the different determinations of the SEP and the SNC and that the SNC, the office specialized in accounting matters, had determined that the most appropriate accounting treatment to the corporate reorganization was the reversal of the step-up in basis and the recognition of such amount in the consolidated financial statements of TmarPart, the Company requested that the Board of Commissioners of the CVM analyze this matter and evaluate the conflicting views presented by the SEP and the SNC. The Company made a formal request for this review on January 7, 2013.

In connection with this review, the Company requested an opinion of a third recognized Brazilian experts in the application of IFRS, Mr. Eliseu Martins. Mr. Martins reviewed the opinions and reports issued by the offices of the CVM’s staff and issued an opinion, dated February 4, 2013, complemented by another opinion, dated February 25, 2013, in which he concluded that the accounting treatment originally proposed by the Company is the most recommended treatment for the corporate reorganization.

In his opinion, Mr. Martins expressed that, given the lack of a specific regulation on the reorganization of entities under common control under IFRS, the write-off of the step-up in basis of assets reflects the best practice from an accounting standpoint, as it avoids losses to non-controlling interests of the acquired entity. He also stressed as important the fact that the consolidated financial statements of the parent company of the Oi group, TmarPart, are not altered by the realization of the related write-off of the asset step-up.

From January 2013 through April 2013, the Company had several meetings with the Chairman of the Board of the CVM, Mr. Leornardo P. Gomes Pereira, and with each of the four other CVM Commissioners (Mr. Otávio Yazbek, Mrs. Ana Dolores Moura Carneiro de Novaes, Mrs. Luciana Pires Dias and Mr. Roberto Tadeu Fernandes) and filed additional written submissions to address their questions regarding the impacts of the reversal of the step-up in basis recorded by the Company.

On April 24, 2013, the CVM met to deliberate regarding a final decision on this matter and reached a unanimous decision that the most appropriate accounting treatment in the financial statements of the Company for the corporate reorganization under IFRS was the accounting treatment originally proposed by the Company in its consultations with the Staff. On April 25, 2013, the CVM issued the minutes of this meeting.

The reporting commissioner, Mr. Fernandes, stated the following reasons for the CVM’s decision, which were adopted by the Chairman and the other Commissioners:

(i)	in light of the item 14(b) of CPC 23 (IAS 8), the discussion must analyze, based on the facts and on concrete elements, (1) which is the accounting treatment that is most beneficial to the minority shareholders of the Company and (2) which is the accounting treatment that results in more relevant and reliable information in the financial statements, and this analysis demonstrates that the change of the accounting treatment in the Company’s financial statements that had been filed with the CVM to the accounting treatment originally proposed by the Company in its consultations with the Staff would best assure the rights of the Company’s minority shareholders;

(ii)	TmarPart can be considered the acquirer of the control of the Company for the purpose of CPC 15 (IFRS 3) based on (1) the principle that substance shall prevail over form; (2) the fact that CPC 15 (IFRS 3)is based on the international rules that consider the economic groups as a whole and not the individual entities of which these economic groups are comprised;

(iii)	if, on the one hand, the reduction of the net equity of the Company, in the event of the exercise of withdrawal rights can be detrimental to shareholders, as stated by the SEP, on the other hand, the maintenance of the goodwill in the assets of the Company would certainly harm the entire universe of the Company’s shareholders; and

(iv)	in fact, as supported by the SEP, the reversal of the step-up in basis in the assets/liabilities reflected in the consolidated financial statements of the Company becomes inconsistent with the assets/liabilities reflected in the consolidated financial statements of Coari Participações S.A., Telemar Norte Leste S.A. and Tele Norte Leste Participações S.A. before the corporate reorganization. However, this is compensated by other qualitative characteristics of the adoption of the accounting treatment of the reversal of the step-up in basis.

On April 26, 2013, the Company released a Fato Relevante (Relevant Fact), which was furnished to the Commission under cover of Form 6-K, announcing this decision and notified the Commission’s Office of Chief Accountant, the Office of Chief Accountant of the Commission’s Division of Corporation Finance, and the Office of International Corporate Finance of the Commission’s Division of Corporation Finance of this decision and the consequential requirement that the Company restate its financial statements prepared under IFRS that had been previously filed with the CVM to reflect the CVM’s decision regarding the accounting treatment of the corporate reorganization, as a change in accounting policy. In its notice to the Staff, the Company explained that it intended to file as part of its 2012 Form 20-F financial statements prepared in accordance with IFRS as adopted by the IASB as interpreted in the decision of the CVM, and stated that notwithstanding the results of the Company’s prior consultation with the Staff, the Company did not understand there to be alternatives to that course of action.

The Company has discussed the Staff’s May 9, 2013 comment letter with its auditors and understands that it would not be possible to prepare two different financial statements under the same accounting framework (i.e., IFRS as issued by the IASB), at the same time. Additionally, the auditors are unable to issue opinion on two financial statements simultaneously giving alternative accounting treatment to the corporate reorganization (i.e, the accounting treatment that the Company agreed to adopt in its January 25, 2012 letter to the Staff and the accounting treatment required by the CVM’s April 24, 2013 decision). As a result, currently the Company does not believe that it is able to amend the 2012 Form 20-F to include audited financial statements that reflect the accounting treatment for its corporate reorganization that the Company had agreed to adopt in its January 25, 2012 letter.

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Tarso Rebello at +55 21 3131-1276.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer
Oi S.A.

/s/ Tarso Rebello
Tarso Rebello
Deputy Chief Financial Officer
Oi S.A.

cc:	Dean Suehiro, Senior Staff Accountant

Robert S. Littlepage, Jr., Accounting Branch Chief

Securities and Exchange Commission